UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. n/a)

ENDURANCE EXPLORATION GROUP, INC.

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

29272J108

(CUSIP Number)

333-141817	03-0611187
(Commission File Number)	(IRS Employer Identification No.)

15500 Roosevelt Blvd, Suite 301

Clearwater, FL, 33760

(Address of principal executive offices and zip code)

(727) 289-0010

 (Registrant’s telephone number including area code)

December 13, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

_____________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON E FAMILY PARTNERS, LLC 82-4393326
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) x (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION E Family Partners. LLC is a Florida limited liability corporation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,593,356
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 19,593,356
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,593,356 by E Family Partners LLC
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.1
14	TYPE OF REPORTING PERSON* CO

(1)

Based on a total of 55,813,324 shares of common stock outstanding as of December 12, 2018.

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Endurance Exploration Group, Inc. (the “Company”), which has its principal executive offices at 15500 Roosevelt Blvd, suite 301, in Clearwater, Florida 33760.

Item 2.  Identity and Background.

This statement is being filed by E Family Partners, LLC, a Florida limited liability corporation (the “Reporting Entity”).  The Managing Member of the Reporting Entity is Micah Eldred, who also serves as the Chief Financial Officer and as a Director of the Company.  The business address for the Reporting Entity and for Micah Eldred is 15500 Roosevelt Boulevard, Suite 301, in Clearwater, Florida 33760.  The members of Eldred Industrial, LLC are Micah Eldred, Toni Eldred, Justin Gratton and Jordan Gratton.

During the last five years, neither the Reporting Entity, nor any of its members have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

In order to capitalize E Family Partners, LLC, which is in the business of designing and engineering marine salvage tools, Micah Eldred, the managing member of the Reporting Entity, and the CEO and a Director of the Company, is making a capital contribution of 19,493,356 common shares of Endurance Exploration Group, Inc., to E Family Partners, LLC.  E Family Partners, LLC also purchased 100,000 shares on December 11, 2018.

Item 4.  Purpose of Transaction.

The shares of Common Stock to which this Schedule 13D relates are a capital contribution being made by Micah Eldred to E Family Partners, LLC.

The Reporting Entity and Reporting Persons do not have any plans or proposals which relate to or would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Company's board of directors; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; any changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: December 13, 2018

E Family Partners, LLC

/s/ Micah Eldred

By:  Micah Eldred

Its:  Managing Member

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